Exhibit 99.1

Yunji Announces Third Quarter 2023 Unaudited Financial Results

Hangzhou, CHINA, December 14, 2023 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 20231.

Third Quarter 2023 Highlights

•

Total revenues in the third quarter of 2023 were RMB145.2 million (US$19.9 million), compared with RMB238.9 million in the same period of 2022. The change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

•	Repeat purchase rate[2] in the twelve months ended September 30, 2023 was 77.4%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “As we navigated through e-commerce’s traditional off-peak season in the third quarter, we intensified our focus on new product development, refined our product selections, and optimized our supply chain processes. These strategic initiatives leave us well-positioned, ensuring that we are fully prepared for the upcoming fourth quarter.”

“We experienced a relatively stable third quarter, during which we enhanced our inventory management mechanisms and prioritized asset and cash management. These concerted efforts have established a robust foundation for our sustainable development in a dynamic market,” said Mr. Yeqing Cui, Senior Financial Director of Yunji.

Third Quarter 2023 Unaudited Financial Results

Total revenues were RMB145.2 million (US$19.9 million), compared with RMB238.9 million in the same period of 2022. This change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

•	Revenues from sales of merchandise were RMB114.1 million (US$15.7 million), compared with RMB196.9 million in the same period of 2022.

•	Revenues from the marketplace business were RMB28.7 million (US$3.9 million), compared with RMB38.1 million in the same period of 2022.

•	Other revenues were RMB2.4 million (US$0.3 million), compared with RMB3.9 million in the same period of 2022.

Total cost of revenues decreased by 34.8% to RMB78.9 million (US$10.8 million), or 54.3% of total revenues, from RMB120.9 million, or 50.6% of total revenues, in the same period of 2022. The decrease was mainly attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis. Total cost of revenues, which mainly comprises the costs related to the sales of merchandise, decreased accordingly in the third quarter of 2023.

Total operating expenses decreased by 29.9% to RMB97.1 million (US$13.3 million) from RMB138.5 million in the same period of 2022.

•

Fulfillment expenses decreased by 30.5% to RMB25.6 million (US$3.5 million), or 17.6% of total revenues, from RMB36.9 million, or 15.4% of total revenues, in the same period of 2022. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs as a result of staffing structure refinements.

•

Sales and marketing expenses decreased by 37.0% to RMB29.6 million (US$4.1 million), or 20.4% of total revenues, from RMB47.0 million, or 19.7% of total revenues, in the same period of 2022. The decrease was mainly due to (i) a decrease in member management fees, and (ii) reduced business promotion expenses.

•

Technology and content expenses decreased by 16.8% to RMB13.9 million (US$1.9 million), or 9.5% of total revenues, from RMB16.6 million, or 7.0% of total revenues, in the same period of 2022. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements.

•

General and administrative expenses decreased by 26.2% to RMB28.1 million (US$3.8 million), or 19.3% of total revenues, from RMB38.0 million, or 15.9% of total revenues, in the same period of 2022. The decrease was mainly due to the reduction in share-based compensation expenses.

Loss from operations was RMB30.3 million (US$4.2 million), compared with RMB17.9 million in the same period of 2022.

Financial loss, net was RMB1.9 million (US$0.3 million), compared with financial income, net of RMB0.3 million in the same period of 2022, primarily due to a decrease in the fair value changes of equity securities investments.

Net loss was RMB34.8 million (US$4.8 million), compared with RMB38.2 million in the same period of 2022.

Adjusted net loss (non-GAAP)3 was RMB34.0 million (US$4.7 million), compared with RMB29.6 million in the same period of 2022.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.02, compared with RMB0.02 in the same period of 2022.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, December 14, 2023, at 6:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272

United States Toll Free:	1-888-346-8982

Mainland China Toll Free:	4001-201203

Hong Kong Toll Free:	800-905945

Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529

International	1-412-317-0088

Replay Access Code	1109865

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	414,634	453,772	62,195
Restricted cash	42,109	26,197	3,591
Short-term investments	212,003	75,163	10,302
Accounts receivable, net (Allowance for credit losses of RMB16,762 and RMB28,725, respectively)	94,111	68,043	9,326
Advance to suppliers	32,738	17,940	2,459
Inventories, net	54,651	45,288	6,207
Amounts due from related parties	202	1,536	210
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB14,510 and RMB16,690, respectively)	362,065	305,492	41,870

Total current assets	1,212,513	993,431	136,160

Non-current assets
Property and equipment, net	168,928	173,099	23,725
Long-term investments	414,325	395,591	54,220
Operating lease right-of-use assets, net	231	17,399	2,385
Other non-current assets (Allowance for credit losses of RMB2,091 and RMB1,690, respectively)	96,414	93,663	12,838

Total non-current assets	679,898	679,752	93,168

Total assets	1,892,411	1,673,183	229,328

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	138,903	109,693	15,035
Deferred revenue	21,748	11,599	1,590
Incentive payables to members[5]	207,331	144,938	19,865
Member management fees payable	11,087	5,869	804
Other payable and accrued liabilities	145,527	112,677	15,444
Amounts due to related parties	10,608	3,480	477
Operating lease liabilities - current	1,162	4,649	637

Total current liabilities	536,366	392,905	53,852

Non-current liabilities
Operating lease liabilities	145	13,909	1,906

Total non-current liabilities	145	13,909	1,906

Total Liabilities	536,511	406,814	55,758

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(98,709)	(116,108)	(15,914)
Additional paid-in capital	7,333,144	7,327,798	1,004,358
Statutory reserve	16,078	16,078	2,204
Accumulated other comprehensive income	63,113	95,593	13,102
Accumulated deficit	(5,958,666)	(6,057,931)	(830,309)

Total Yunji Inc. shareholders’ equity	1,355,030	1,265,500	173,451
Non-controlling interests	870	869	119

Total shareholders’ equity	1,355,900	1,266,369	173,570

Total liabilities and shareholders’ equity	1,892,411	1,673,183	229,328

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	196,928	114,132	15,643	724,518	388,321	53,224
Marketplace revenue	38,074	28,703	3,934	127,640	95,929	13,148
Other revenues	3,889	2,354	323	13,263	6,812	934

Total revenues	238,891	145,189	19,900	865,421	491,062	67,306

Operating cost and expenses:
Cost of revenues	(120,933)	(78,868)	(10,810)	(481,008)	(253,161)	(34,699)
Fulfilment	(36,885)	(25,621)	(3,512)	(128,866)	(82,627)	(11,325)
Sales and marketing	(46,998)	(29,608)	(4,058)	(155,841)	(92,561)	(12,687)
Technology and content	(16,640)	(13,852)	(1,899)	(64,392)	(41,457)	(5,682)
General and administrative	(38,000)	(28,058)	(3,846)	(100,937)	(76,474)	(10,482)

Total operating cost and expenses	(259,456)	(176,007)	(24,125)	(931,044)	(546,280)	(74,875)

Other operating income	2,669	541	74	20,195	14,118	1,935

Loss from operations	(17,896)	(30,277)	(4,151)	(45,428)	(41,100)	(5,634)
Financial income/(loss) net	302	(1,884)	(258)	(22,709)	(36,799)	(5,044)
Foreign exchange loss, net	(11,295)	(88)	(12)	(19,008)	(7,466)	(1,023)
Other non-operating (loss)/income, net	(2)	628	86	2,061	(2,436)	(334)

Loss before income tax expense, and equity in loss of affiliates, net of tax	(28,891)	(31,621)	(4,335)	(85,084)	(87,801)	(12,035)
Income tax expense	(9,042)	(1,116)	(153)	(13,447)	(6,523)	(894)
Equity in loss of affiliates, net of tax	(313)	(2,059)	(282)	(1,642)	(4,945)	(678)

Net loss	(38,246)	(34,796)	(4,770)	(100,173)	(99,269)	(13,607)
Less: net loss attributable to non-controlling interests shareholders	(7)	(1)	—	(223)	(2)	—

Net loss attributable to YUNJI INC.	(38,239)	(34,795)	(4,770)	(99,950)	(99,267)	(13,607)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(38,239)	(34,795)	(4,770)	(99,950)	(99,267)	(13,607)

Net loss	(38,246)	(34,796)	(4,770)	(100,173)	(99,269)	(13,607)
Other comprehensive income
Foreign currency translation adjustment	45,955	3,424	469	94,019	32,480	4,452

Total comprehensive income/(loss)	7,709	(31,372)	(4,301)	(6,154)	(66,789)	(9,155)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(7)	(1)	—	(223)	(2)	—

Total comprehensive income /(loss) attributable to YUNJI INC.	7,716	(31,371)	(4,301)	(5,931)	(66,787)	(9,155)

Net loss attributable to ordinary shareholders	(38,239)	(34,795)	(4,770)	(99,950)	(99,267)	(13,607)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,068,653,859	1,966,929,108	1,966,929,108	2,108,265,844	1,972,493,551	1,972,493,551

Net loss per share attributable to ordinary shareholders
Basic	(0.02)	(0.02)	—	(0.05)	(0.05)	(0.01)
Diluted	(0.02)	(0.02)	—	(0.05)	(0.05)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,072	610	84	3,236	1,153	158
General and administrative	7,269	63	9	18,668	126	17
Fulfillment	94	76	10	924	(2,571)	(352)
Sales and marketing	252	95	13	60	(474)	(65)

Total	8,687	844	116	22,888	(1,766)	(242)

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(38,246)	(34,796)	(4,770)	(100,173)	(99,269)	(13,607)
Add: Share-based compensation	8,687	844	116	22,888	(1,766)	(242)

Adjusted net loss	(29,559)	(33,952)	(4,654)	(77,285)	(101,035)	(13,849)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2960 to US$1.00, the exchange rate in effect as of September 30, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

4.

As of September 30, 2023, Short-term loan receivables of amount RMB234,636 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.

5.	As of September 30, 2023, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members.
6.

As of September 30, 2023, the Group, as one of the five co-defendants, was involved in an on-going legal proceeding that arose in the ordinary course of business (the “Case”). The plaintiff sought monetary damages jointly and severally from all co-defendants. As of the date of this earnings release, the Case is still under the appeal trial process and subject to final judgment by the Guangzhou Intermediate People’s Court, and the amount involved is approximately RMB23.1 million. Based on the currently available information, management believes that the claims by the plaintiff have no merit and the Group has valid defence and will defend vigorously in the Case. Accordingly, the Group has not made accrual for the Case as of September 30, 2023.